SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of December 17, 2018, by and between ATRM Holdings, Inc., a Minnesota corporation (the "Company"), and Lone Star Value Management, LLC ("Purchaser").

WITNESSETH:

WHEREAS, Lone Star Value Co-Invest I, LP holds 374,562 shares of 10.00% Series B Cumulative Preferred Stock of the Company ("Preferred Stock"); Jeffrey E. Eberwein, an affiliate of Purchaser, owns 408,017 shares of the Company's common stock, par value $0.001 per share ("Common Stock"), and Lone Star Value Investors, LP ("LSVI"), an affiliate of Purchaser, holds 222,577 shares of Preferred Stock;

WHEREAS, Lone Star Value Co-Invest I, LP holds $0.5 million original principal amount of promissory notes dated January 12, 2018 and $0.9 million original principal amount of promissory notes dated June 1, 2018 as previously issued by the Company;

WHEREAS, Lone Star Value Management, LLC ("LSVM") is investment manager of Purchaser and LSVI;

WHEREAS, Jeffrey E. Eberwein, the Chairman of the Company's Board of Directors (the "Board"), serves as the manager of Lone Star Value Investors GP, LLC, the general partner of LSVI and Lone Star Value Co-Invest I, and as the sole member of LSVM, which serves as the investment manager of LSVI and Lone Star Value Co-Invest I, and therefore may be deemed to beneficially own the securities held by Lone Star Value Co-Invest I and LSVI;

WHEREAS, subject to the terms and conditions of this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), the Company desires to issue and sell to Purchaser, and Purchaser desires to purchase from the Company, a Promissory Note in the original principal amount of $300,000 (the "Note").

NOW THEREFORE, in consideration of the mutual promises and representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.   Purchase and Sale of Securities.

1.1   Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined below), the Company will sell and Purchaser will purchase the Note. The terms and provisions of the Note are more fully set forth in the form of Promissory Note attached hereto as Exhibit A. The purchase price to be paid by Purchaser to the Company to acquire the Note shall be $300,000 (the "Purchase Price"). The Company shall deliver to Purchaser an executed Promissory Note.

1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place remotely via the exchange of electronic copies of documents, and shall be deemed to have taken place simultaneously with the execution and delivery of this Agreement and the satisfaction of the obligations of the parties under Section 1.1.

2. Representations and Warranties of the Company. The Company represents and warrants to Purchaser as follows:

2.1 Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as and in the places where such properties are now owned, operated and leased or such business is now being conducted.

2.2 Authorization. The Company has the requisite power and authority to enter into and perform this Agreement and any other agreements, documents and instruments delivered together with this Agreement or in connection herewith (the "Transaction Documents") and to perform its obligations hereunder and thereunder, none of which shall violate the terms of any existing agreement. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Board, any committee of the Board, or the Company's stockholders is required. The Transaction Documents have been duly authorized, executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity.

2.3 Approvals and Consents. The Company and/or its affiliates are not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents or to issue and sell the Note in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of Purchaser herein. If the Company and/or its affiliates is required to obtain any consent or authorization of, or provide any notice to, a lender in order for it to execute, deliver or perform any of its obligations under the Transaction Documents or to issue and sell the Note in accordance with the terms hereof, all such required consents or authorizations have been properly obtained, and all such notices have been properly provided.

2.4   <u>Due and Valid Issuance</u>. The Note, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non- assessable.

2.5   <u>No Violation or Breach</u>. Neither the Company nor any of its subsidiaries is in material violation of any federal, state, local or foreign law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries. Neither the execution and delivery of any of the Transaction Documents, nor the consummation by the Company of the transactions contemplated hereby, (i) will violate or cause a default under any federal, state, local or foreign law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries, (ii) breach or conflict with the provisions of the constituent documents of the Company or any of its subsidiaries, or (iii) violate, conflict with or breach any agreement, arrangement, document or instrument to which the Company or any of its subsidiaries is a party or by which it is bound.

2.6   <u>Finders</u>. The Company has not retained any finder, broker, agent, financial advisor or other intermediary in connection with the transactions contemplated by this Agreement. The Company agrees to indemnify and hold harmless Purchaser, its officers, directors, affiliates, subsidiaries, employees and agents (as applicable) from liability for any compensation to any such intermediary retained by the Company and the fees and expenses of defending against such liability or alleged liability.

2.7   <u>Survival</u>. The foregoing representations, warranties and agreements shall survive the execution of this Agreement indefinitely.

3.   <u>Representations and Warranties of Purchaser</u>. Purchaser hereby represents and warrants to and agrees with the Company as follows:

3.1   <u>Organization of Purchaser</u>. Purchaser is a limited liability corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite entity power to own its assets and to carry on its business.

3.2   <u>Authorization</u>. Purchaser has the requisite power and authority to enter into and perform the Transaction Documents and to purchase the Note being sold to it hereunder. The execution, delivery and performance of the Transaction Documents by Purchaser and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary entity action, and no further consent or authorization of Purchaser or its partners or members, as the case may be, is required. The Transaction Documents have been duly authorized, executed and delivered by Purchaser and constitute, or shall constitute when executed and delivered, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with the terms thereof, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity.

3.3   <u>Approvals and Consents</u>. Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction

Documents or to purchase the Note in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein, including representations as to no violation of any agreement to which the Company or any of its subsidiaries is a party.

3.4   No Violation or Breach. Neither the execution and delivery of any of the Transaction Documents, nor the consummation by Purchaser of the transactions contemplated hereby, (i) will violate or cause a default under any federal, state, local or foreign law, rule, regulation, order, judgment or decree applicable to Purchaser, (ii) breach or conflict with the provisions of the constituent documents of Purchaser, or (iii) violate, conflict with or breach any agreement, arrangement, document or instrument to which Purchaser is a party or by which it is bound, but as to (iii) makes no representations as to any agreement, arrangement, document, or instrument in connection with the Company's credit facilities with Gerber Finance.

3.5   Investment. Purchaser is acquiring the Note for its own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part and no other person or entity has a direct or indirect beneficial interest in the Note. Purchaser does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity with respect to the Note.

3.6   Exemption From Registration. Purchaser acknowledges that the sale of the Note is intended to be exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act. In furtherance thereof, Purchaser represents and warrants to the Company as follows:

(i)   Purchaser realizes that the basis for the exemption from registration under the Securities Act may not be present if, notwithstanding any representation and/or warranty to the contrary contained in this Agreement, Purchaser has in mind merely acquiring the Note for a fixed or determinable period of time;

(ii)   Purchaser has the financial ability to bear the economic risk of its investment in the Note, has adequate means for providing for its current needs and contingencies and has no need for liquidity with respect to its investment in the Company; and

(iii)   Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Note.

3.7   Available Information. Purchaser:

(i)   Has been furnished by the Company in connection with the sale of the Note with all information regarding the Company, the terms and conditions of the sale of the Note and any additional information that Purchaser, its representative, attorney and/or accountant has requested a reasonable time prior to the date hereof;

(ii)   Has been provided an opportunity for a reasonable time prior to the date hereof to obtain additional information concerning the sale of the Note, the Company and all other information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense;

(iii)   Has been given the opportunity for a reasonable time prior to the date hereof to ask questions of, and receive answers from, the Company or its representatives concerning the terms and conditions of the sale of the Note and other matters pertaining to an investment in the Note, or that which was otherwise provided in order for them to evaluate the merits and risks of a purchase of the Note to the extent the Company possesses such information or can acquire it without unreasonable effort or expense;

(iv)   Has not been furnished with any oral representation or oral information in connection with the sale of the Note; and

(v)   Has determined that the Note is a suitable investment for Purchaser and that at this time Purchaser could bear a complete loss of its investment in the Note.

3.8   Purchaser Representative. Purchaser is not relying on any statements or representations made by the Company or its affiliates or any purchaser representative with respect to economic considerations involved in an investment in the Note.

3.9   Transfer Restrictions. Purchaser shall not sell or otherwise transfer the Note without registration under the Securities Act or subject to an exemption therefrom, and Purchaser fully understands and agrees that Purchaser must bear the economic risk of Purchaser's purchase because, among other reasons, the Note has not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states, or unless exemptions from such registration requirements are available. In particular, Purchaser is aware that the Note falls within the definition of "restricted securities," as such term is defined in Rule 144 promulgated under the Securities Act. Purchaser further understands that sale or transfer of the Note is further restricted by state securities laws and the provisions of this Agreement.

3.10   Entire Agreement. No representation or warranty has been made to Purchaser by the Company, or any officer, director, employee, agent, affiliate or subsidiary of the Company other than those contained herein and, in purchasing the Note, Purchaser is not relying upon any representations other than those contained herein.

3.11   Purchaser Information. Any information that Purchaser has previously furnished, or is now furnishing to the Company with respect to Purchaser's financial position and business experience is correct and complete as of the date of this Agreement and, if there should be any material change in such information, Purchaser will immediately furnish revised or corrected information to the Company.

3.12   Legends. Purchaser understands and acknowledges that that the Note may be endorsed with substantially the following legend:

        (i)   "THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR UNDER ANY STATE SECURITIES LAW AND THESE SECURITIES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT THERETO UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW, OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED."; and

        (ii)   any other legends required by applicable state or federal securities laws or any applicable state laws regulating the Company's business.

        3.13   Non-Marketable Investments. Purchaser's overall commitment to investments that are not readily marketable is not disproportionate to Purchaser's net worth, and an investment in the Note will not cause such overall commitment to become excessive.

        3.14   Finders. Purchaser has not retained any finder, broker, agent, financial advisor or other intermediary in connection with the transactions contemplated by this Agreement and agrees to indemnify and hold harmless the Company, its officers, directors, affiliates, subsidiaries, employees and agents from liability for any compensation to any such intermediary retained by Purchaser and the fees and expenses of defending against such liability or alleged liability.

        3.15   Survival. The foregoing representations, warranties and agreements shall survive the execution of this Agreement indefinitely.

        4.   Covenants.

        4.1   Use of Proceeds. The proceeds from the purchase and sale of the Note shall be used by the Company for general working capital purposes.

        4.2   Indemnification by the Company. The Company hereby agrees to reimburse, defend, indemnify and hold harmless Purchaser and its affiliates and its and their respective directors, officers, employees, stockholders, members, managers, partners, agents, attorneys, representatives, successors and permitted assigns (the "Purchaser Indemnified Parties") from and against any and all losses, damages, actions, proceedings, causes of action, liabilities, claims, encumbrances, penalties, demands, assessments, settlements, judgments, costs and expenses, including court costs and reasonable attorneys' fees and disbursements, incurred by the Purchaser Indemnified Parties relating to, based upon, resulting from or arising out of (a) any inaccuracy or breach of any of the representations or warranties made by the Company in this Agreement or (b) any breach of or failure to perform any covenant or agreement made by the Company in this Agreement.

        5.   General Provisions.

5.1   Entire Agreement; Amendment and Waiver. This Agreement, together with the Note, constitutes the entire agreement between the parties hereto with respect to the subject matter contained herein and supersedes all prior oral or written agreements, if any, between the parties hereto with respect to such subject matter, and, except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder. Any failure by the Company or Purchaser to enforce any rights hereunder shall not be deemed a waiver of such rights. This Agreement may not be amended or modified or the provisions hereof waived (either generally or in a particular instance and either retroactively or prospectively) without the prior written consent of the party against whom such amendment, modification, or waiver is sought to be enforced.

5.2   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or on the business day received (or the next business day if received after 5:00 p.m. local time or on a weekend or day on which banks are closed) when sent via facsimile (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser:

Lone Star Value Management
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
Attn: Jeffrey E. Eberwein, Manager
Fax: (203) 990-0727

If to the Company:

ATRM Holdings, Inc.
5215 Gershwin Avenue N.
Oakdale, Minnesota 55128
Attn: Daniel M. Koch, President and Chief Executive Officer
Fax: (651) 770-7975

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attn: Adam Finerman, Esq.
Fax: (212) 451-2222

5.3   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State, without reference to conflict of law rules that would require the application of the laws of another jurisdiction.

5.4   <u>Binding Effect; Assignment</u>. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Company or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other party hereto, and any attempted assignment without the required consents shall be void; <u>provided</u>, <u>however</u>, that Purchaser may assign its rights, interests and obligations hereunder to any affiliate; <u>provided</u>, <u>further</u>, that no assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

5.5   <u>Expenses; Litigation Costs</u>. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company. In any action brought by a party hereto to enforce the obligations of any other party hereto, the prevailing party shall be entitled to collect from the opposing party to such action such party's reasonable litigation costs and attorney's fees and expenses (including court costs, reasonable fees of accountants and experts, and other expenses incidental to the litigation).

5.6   <u>Headings</u>. The headings or captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.7   <u>Pronouns</u>. Whenever the pronouns "it" or "its" are used herein, they shall also be deemed to mean "he" or "his" or "she" or "hers" whenever applicable. Words in the singular shall be read and construed as though in the plural and words in the plural shall be read and construed as though in the singular in all cases where they would so apply.

5.8   <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

5.9   <u>Information Confidential</u>. Purchaser acknowledges that the information received by it pursuant hereto may be confidential and is for its use only. Purchaser agrees that it will not use such information in violation of the Securities Exchange Act of 1934, as amended, or reproduce, disclose or disseminate such information to any other person, unless the Company has made such information available to the public generally.

5.10   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement, and photostatic, .pdf or facsimile copies of fully-executed counterparts of this Agreement shall be given the same effect as originals.

[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.

ATRM HOLDINGS, INC.

By: ______________________________

Name: Daniel M. Koch

Title: President and Chief Executive Officer

LONE STAR VALUE MANAGEMENT, LLC

____

Name: Jeffrey E. Eberwein

Title: Manager

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.

ATRM HOLDINGS, INC.

By: ______________________________

Name: Daniel M. Koch
Title: President and Chief Executive Officer

LONE STAR VALUE MANAGEMENT, LLC

____

Name: Jeffrey E. Eberwein
Title: Manager

Exhibit A

Form of Promissory Note

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR UNDER ANY STATE SECURITIES LAW AND THIS NOTE MAY NOT BE PLEDGED, SOLD, ASSIGNED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT THERETO UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW, OR UNLESS THE DEBTOR RECEIVES AN OPINION OF COUNSEL, SATISFACTORY TO THE DEBTOR, THAT SUCH REGISTRATION IS NOT REQUIRED.

THIS NOTE IS SUBJECT TO THE PROVISIONS OF A CERTAIN SUBORDINATION AGREEMENT DATED DECEMBER ____, 2018 IN FAVOR OF GERBER FINANCE, INC.

ATRM HOLDINGS, INC.

PROMISSORY NOTE

$300,000.00   December 17, 2018

FOR VALUE RECEIVED, ATRM HOLDINGS, INC., a Minnesota corporation (the "Debtor"), promises to pay to the order of LONE STAR VALUE MANAGEMENT, LLC (the "Holder"), or its registered assigns, the principal amount of THREE HUNDRED THOUSAND DOLLARS ($300,000.00), in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public or private debts, together with interest as set forth herein.

1.   Payment of Interest and Principal. All unpaid principal, together with any then accrued and unpaid interest and any other amounts payable hereunder, shall be due and payable on November 30, 2020 (the "Maturity Date"). If any payment hereunder becomes due and payable on a Saturday, Sunday or legal holiday under the laws of the United States of America or the State of Minnesota, or both, the due date thereof shall be extended to the next business day and interest shall be payable for any principal so extended for the period of such extension. Payments of principal and interest are to be made at the address provided herein for the Holder (or at such other place as the Holder shall have notified the Debtor in writing at least five (5) days before such payment is due) or by wire transfer pursuant to the Holder's written instructions. Payments of interest and principal are subordinate to any indebtedness held by Lone Star Value Investors, LP.

2.   Interest. (a) Interest shall accrue on the unpaid principal balance of this Note at the rate of ten percent (10.0%) per annum, and shall be payable annually in cash on the tenth business day of December in the year 2019 and 2020 (each, an "Interest Payment Date") in respect of the immediately preceding annual period; provided, however, if an Event of Default (as defined in Section 4 below) or an event with the passage of time or the giving of notice could become an Event of Default, has not occurred, then the Holder may elect to receive any such interest payment in kind by substituting for the abovementioned interest rate a rate of twelve percent (12.0%) per annum for the applicable interest period ("PIK Interest") and elect to receive a payment entirely as PIK Interest by delivery to the Debtor of written notice of its election and a completed Allonge (in the form annexed hereto in Exhibit A) at least five (5) business

days prior to the applicable Interest Payment Date. Debtor shall deliver to the Holder an executed copy of such completed Allonge promptly after its receipt thereof. PIK Interest shall bear interest from the applicable Interest Payment Date at the same rate and be payable in the same manner as in the case of the original principal amount of this Note and shall otherwise be treated as principal of this Note for all purposes. From and after each Interest Payment Date with respect to which the Holder elects to receive PIK Interest, the principal amount of this Note shall, without further action on the part of the Debtor or the Holder, be deemed to be increased by the PIK Interest so capitalized and added to principal in accordance with the provisions hereof. Interest shall be calculated from and include the date hereof and shall be calculated on an actual/360-day basis.

(b) Notwithstanding anything to the contrary contained herein, in no event shall this or any other provision herein permit the collection of any interest which would be usurious under applicable law. If under any circumstances, whether by reason of advancement or acceleration of the maturity of the unpaid principal balance hereof or otherwise, the aggregate amounts paid under this Note shall include amounts which by law are deemed interest and which would exceed the maximum rate permitted by law, the Debtor stipulates that payment and collection of such excess amounts shall have been and will be deemed to have been the result of a mistake on the part of both the Holder and the Debtor, and the Holder shall promptly credit such excess (only to the extent such payments are in excess of the maximum rate) against the unpaid principal balance hereof and any portion of such excess payments not capable of being so credited shall be refunded to the Debtor.

3.   Prepayment. The Debtor shall be entitled to prepay the principal amount of this Note (in whole or in part) together with all interest under this Note accrued and unpaid at the date of prepayment at any time without penalty or premium upon five (5) days prior written notice to the Holder. The Debtor shall be obligated to effect such prepayment within three (3) days after the end of such notice period.

4.   Events of Default. (a) Acceleration. Upon the occurrence of any of the following events (herein called "Events of Default"):

(i)   The Debtor shall fail to make full and timely payment of principal of or interest on this Note when due and such failure continues for a period of five (5) consecutive days;

(ii)   (A) The Debtor or any of its material subsidiaries shall commence any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; (B) the Debtor or any of its material subsidiaries shall admit the material allegations of any petition or pleading in connection with any such proceeding; (C) the Debtor or any of its material subsidiaries shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (D) the Debtor or any of its material subsidiaries shall make a general assignment for the benefit of creditors;

(iii)   (A) The commencement of any proceedings or the taking of any other action against the Debtor or any of its material subsidiaries in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing; (B) the appointment of a receiver, conservator, trustee or similar officer for the Debtor or any of its material subsidiaries for any of its property; or (C) the issuance of a warrant of attachment, execution or similar process against any of the property of the Debtor or any of its material subsidiaries, and the continuance of any such events for sixty (60) days undismissed, unbonded or undischarged;

(iv)   The Debtor breaches any of its representations and warranties made under that certain Securities Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the Debtor and the Holder;

(v)   The Debtor shall (i) fail to comply with any of its covenants or obligations under this Note (other than such failure described subsection (i) above) or the Purchase Agreement, which failure shall continue uncured for thirty (30) calendar days after notice thereof to the Debtor; or (ii) fail to comply with the covenants or obligations of any debt, note, or liability senior to this Note and such failure constitutes a default of such senior debt, note, or liability.

(vi)   The Debtor shall, directly or indirectly, in one or more related transactions, (A) consolidate or merge with or into (whether or not Debtor is the surviving corporation) another person, (B) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Debtor to another person, (C) allow another person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of the Debtor's common stock, par value $0.001 per share (the "Common Stock") (not including any shares of Common Stock held by the person or persons making or party to, or associated or affiliated with the persons making or party to, such purchase, tender or exchange offer), or (D) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization or spin-off) with another person whereby such other person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock purchase agreement or other business combination);

then, and in any such event, the Holder, at the Holder's option and without written notice to the Debtor, may declare the entire principal amount of this Note then outstanding together with accrued unpaid interest thereon immediately due and payable, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. The Events of Default listed herein are solely for the purpose of protecting the interests of the Holder of this Note. If this Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from the date of the Event of Default up to and including the date of payment at a rate equal to the lesser of twelve percent (12.0%) per annum compounded annually for the years 2019 and 2020, or the maximum interest rate permitted by applicable law.

(b)   Non-Waiver and Other Remedies. No course of dealing or delay on the part of the Holder of this Note in exercising any right hereunder shall operate as a waiver or otherwise prejudice the right of the Holder of this Note. No remedy conferred in this Note or the Purchase Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy conferred herein or now or hereafter existing at law or equity or by statute or otherwise.

(c)   Collection Costs; Attorney's Fees. In the case of an Event of Default, if this Note is turned over to an attorney for collection, the Debtor agrees to pay all reasonable costs of collection, including reasonable attorney's fees and expenses and all out-of-pocket expenses incurred by the Holder in connection with such collection efforts.

5.   Additional Covenants. Until all principal and interest due hereunder has been repaid in full in cash, unless the Holder shall otherwise consent, in its sole discretion, in advance in writing, the Debtor hereby covenants and agrees to:

(a)   furnish and provide to the Holder thirty (30) days prior written notice of any of the following actions between the Debtor or Debtor's affiliates and any third-party lender: (i) renewal of any indebtedness; (ii) extension of the time of payment of any indebtedness or any portion of such indebtedness; or (iii) loans or debt with or without a guarantee to the Debtor;

(b)   provide to the Holder, promptly after the Debtor obtains actual knowledge thereof, notice of all legal proceedings or orders against either the Debtor or any of its affiliates that, if determined adversely to the Debtor or any of its affiliates, would reasonably be expected to have a material adverse effect on the business, assets or properties of the Debtor, taken as a whole;

(c)   provide to the Holder promptly (and in any event within three (3) business days) after the occurrence of each event which is an Event of Default (i) as defined herein or (ii) as defined by any agreement by Debtor, or Debtor's affiliates to repay any indebtedness of any kind that is senior in right of payment to the obligations of the Holder, a written notice of such event of default, setting forth the details of such event and the action (if any) that the Debtor proposes to take with respect thereto;

(d)   not amend, or modify in any manner adverse to the Holder any provision of the Debtor's articles of incorporation or bylaws;

(e)   not repay any indebtedness of any kind of the Debtor and Debtor's

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affiliates that is subordinate in right of payment to the obligations of the Holder or Holder's affiliates;

(f)   not initiate or enforce any action against a third party, debt holder, or lender or defend against any action by a third party, debt holder, or lender; other than in the normal course of business (including but not limited to collection and liens of client accounts); and

(g)   use all power and control to assure Debtor's affiliates do not initiate or enforce any action against a third party, debt holder, or lender or defend against any action by a third party, debt holder, or lender; other than in the normal course of business (including but not limited to collection and liens of client accounts).

6.   Cancellation. Upon full satisfaction of the Debtor's obligations hereunder, the Holder shall promptly deliver or cause to be delivered to the Debtor this Note for cancellation.

7.   Amendment; Waiver. This Note may not be amended or modified or the provisions hereof waived (either generally or in a particular instance and either retroactively or prospectively) without the prior written consent of the party against whom such amendment, modification, or waiver is sought to be enforced. All of the terms and provisions of this Note shall be applicable to and binding upon each and every maker, Holder, endorser, surety, guarantor and all other persons who are or may become liable for the payment hereof and their respective successors and assigns.

8.   Lost Documents. Upon receipt by the Debtor of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any note exchanged for it, and (in the case of loss, theft or destruction) of indemnity reasonably satisfactory to it, and upon surrender and cancellation of such note, if mutilated, the Debtor will make and deliver in lieu of such note a new note of like tenor and unpaid principal amount and dated as of the original date of the original note.

9.   Miscellaneous.

(a)   Severability. In case any one or more of the provisions contained in this Note should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

(b)   Notices and Addresses. All notices, offers, acceptances and any other acts under this Note (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressee in person, by FedEx or similar receipted delivery, by facsimile delivery with confirmed receipt or, if mailed, postage prepaid, by certified mail, return receipt requested, as follows:

To Holder:

Lone Star Value Management, LLC
53 Forest Ave., 1st Floor

5

Old Greenwich, Connecticut 06870
Fax: (203) 990-0727

To the Debtor: ATRM Holdings, Inc.
5215 Gershwin Avenue N.
Oakdale, Minnesota 55128
Attn: Daniel M. Koch, President and Chief Executive Officer
Fax: (651) 770-7975

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attn: Adam Finerman, Esq.
Fax: (212) 451-2222

or to such other address as any of them, by notice to the others may designate from time to time.

(c) <u>Governing Law</u>. This Note and any dispute, disagreement, or issue of construction or interpretation arising hereunder, whether relating to its execution, its validity, the obligations provided therein or performance, shall be governed and interpreted according to the law of the State of Minnesota, without regard to principals of conflicts of law.

(d) <u>Binding Effect; Assignment</u>. This Note and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. The Debtor may not delegate, transfer or assign any rights or obligations hereunder without the Holder's prior written consent. The Holder may not assign or delegate all or any portion of the rights of the Holder hereunder without the consent of the Debtor (such consent not to be unreasonably withheld, conditioned or delayed), except that no such consent shall be required for an assignment or delegation to an affiliate of the Holder or while an Event of Default has occurred and is continuing. Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect.

(e) <u>Jurisdiction and Venue</u>. Each of the Holder and the Debtor (i) agree that any legal suit, action or proceeding arising out of or relating to this Note shall be instituted exclusively in the courts of New York County in the State of New York, (ii) waive any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum, and (iii) irrevocably consent to the jurisdiction of the courts of New York County in the State of New York in any such suit, action or proceeding, and further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding and agree that service of process upon them mailed by certified mail to their respective addresses shall be deemed in every respect effective service of process upon them in any such suit, action or proceeding.

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(f)   <u>Section Headings</u>. Section headings herein have been inserted for reference only and shall not be deemed to limit or otherwise affect, in any manner, or be deemed to interpret in whole or in part any of the terms or provisions of this Note.

(g)   <u>Waiver of Presentment</u>. Debtor and each surety, endorser and guarantor hereof hereby waive all demands for payment, presentations for payment, notices of intention to accelerate maturity, notices of acceleration of maturity, demand for payment, protest, notice of protest and notice of dishonor, to the extent permitted by law, except for those notices expressly provided for herein. No extension of time for payment of this Note or any installment hereof, no alteration, amendment or waiver of any provision of this Note shall release, modify, amend, waive, extend, change, discharge, terminate or affect the liability of Debtor under this Note.

(h)   <u>Forbearance</u>. Any forbearance by the holder of this Note in exercising any right or remedy hereunder or under any other agreement or instrument in connection with this Note or otherwise afforded by applicable law shall not be a waiver or preclude the exercise of any right or remedy by the holder of this Note. The acceptance by the holder of this Note of payment of any sum payable hereunder after the due date of such payment shall not be a waiver of the right of the holder of this Note to require prompt payment when due of all other sums payable hereunder or to declare a default for failure to make prompt payment.

(i)   <u>Acceleration</u>. At the election of the holder of this Note, all payments due hereunder may be accelerated, and this Note shall become immediately due and payable without notice or demand, upon the occurrence of an Event of Default under this Note, which default is not cured within any grace period expressly provided therefor. In addition to the rights and remedies provided herein, the holder of this Note may exercise any other right or remedy in any other document, instrument or agreement evidencing or otherwise relating to the indebtedness evidenced hereby in accordance with the terms thereof, or under applicable law, all of which rights and remedies shall be cumulative.

(j)   <u>Construction</u>. This Note shall be construed without any regard to any presumption or rule requiring construction against the party causing such instrument or any portion thereof to be drafted.

[Signature Page Follows]

[SIGNATURE PAGE OF ATRM HOLDINGS, INC. PROMISSORY NOTE]

IN WITNESS WHEREOF, the Debtor has caused this Note to be made and issued in its name on the date specified above.

ATRM HOLDINGS, INC.

By: ________________________________
Name: Daniel M. Koch
Title: President and Chief Executive Officer


EXHIBIT A – FORM OF ALLONGE
PROMISSORY NOTE ISSUED DECEMBER [__], 2018


This Allonge No.____ to the Lone Star Value Management, LLC ("Allonge") is made this _____ day of _____, by ATRM Holdings, Inc. a Minnesota corporation ("Debtor") to Lone Star Value Management, LLC ("Holder"). Reference is hereby made to that certain Promissory Note issued by Debtor to Holder dated December [__], 2018, (the "Note"). Except as amended hereby, the terms of the Note remain as originally stated.

The principal amount as stated on the face of the Note shall be increased by the PIK Interest in the amount of $_____ as of [the annual Interest Payment Date]. Interest on the increased portion of the principal amount shall accrue from [the annual interest due date]. The sum represents PIK Interest accrued on the outstanding principal amount of the Note at the annual rate of 12% from _____ through _____.

The amendment to the principal amount due and owing on the Note described herein notwithstanding, Holder does not waive interest that may have accrued at a default rate of interest and liquidated damages, if any, that may have accrued on the Note through the date of this Allonge, which default interest and liquidated damages, if any, remain outstanding and payable.

IN WITNESS WHEREOF, this Allonge is executed as of the date written above.

ATRM HOLDINGS, INC.

By: _____
Name:
Title: